

November 12, 2020

Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street, Unit 2
San Diego, CA 92102

      Re: Deseo Swimwear Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed April 14, 2020
          Form 10-K/A for the Year Ended December 31, 2019
          Filed November 2, 2020
          File No. 333-210419

Dear Ms. Cope:

We have reviewed your November 2, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2020 letter.

Form 10-K/A for the Year Ended December 31, 2019

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 11

1. You have now properly disclosed that your disclosure controls and procedures were not effective; however, you no longer have disclosed your conclusion as to whether your internal control over financial reporting was effective or not effective. In this regard, you have included a sentence within your report on internal control over financial reporting that states "as of December 31, 2019 our disclosure controls and procedures were not effective..." Please note that disclosure controls and procedures should not be referred to within your report on internal control over financial reporting. As such, please amend

your Form 10-K/A to revise your report on internal control over financial reporting to (i) disclose your conclusion as to whether your internal control over financial reporting was effective or not effective and (ii) include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308 of Regulation S-K. Please ensure that your amended filing includes currently dated management certifications that refer to the Form 10-K/A.

 You may contact Jeffrey Gordon at 202-551-3866 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing